Exhibit 12.1

LAWSON PRODUCTS, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014 (1)	2013 (2)	2012 (3)	2011 (4)	2010 (5)
Computation of Earnings (Loss):
Pre-Tax Loss on Continuing Operations	$(5,834,000)	$(7,122,000)	$(46,098,000)	$(6,356,000)	$16,179,000
Fixed Charges	1,299,000	1,752,000	1,528,000	920,000	815,000
Total Earnings (Loss)	$(4,535,000)	$(5,370,000)	$(44,570,000)	$(5,436,000)	$16,994,000

Computation of Fixed Charges:
Credit Line Interest	$416,000	$722,000	$551,000	$604,000	$292,000
Financing Lease Interest	341,000	363,000	203,000	—	—
Capital Lease Interest	15,000	12,000	21,000	77,000	99,000
Estimate of Interest Within Operating Leases (6)	527,000	655,000	753,000	239,000	424,000
Total Fixed Charges	$1,299,000	$1,752,000	$1,528,000	$920,000	$815,000

Earnings to Fixed Charges	(na)	(na)	(na)	(na)	20.9x

Coverage Deficit on Fixed Charges	$4,535,000	$5,370,000	$44,570,000	$5,436,000	$—

(1)	The 2014 loss includes a $3.0 million impairment charge related to the Reno, Nevada, distribution center.

(2)	The 2013 loss includes a $2.9 million charge related to the sub-lease of a portion of the leased headquarters and a $0.4 million benefit from the resolution of an employment tax matter.

(3)	The 2012 loss includes a goodwill impairment charge of $28.3 million, a $3.9 million charge related to discontinuing certain products and a $3.7 million gain on the sale of assets.

(4)	The 2011 loss includes a $1.2 million provision for the estimated cost of settling an employment tax matter.

(5)	The 2010 earnings include a $4.1 million benefit from legal settlements and a $1.7 million gain on sale of assets.

(6)	Estimate of interest within operating leases is calculated under the assumption that 30% of operating lease expense is representative of interest costs.